[NEW DRAGON LETTERHEAD]

May 30, 2006
Mr. Jonathan Duersch Securities and Exchange Commission Division of Corporation Finance Mail Stop 7010 150 F Street, N.E. Washington D.C. 20549

Re:	New Dragon Asia Corporation - Form 10-K for the Fiscal Year ended December 31, 2005

Dear Mr. Duersch:

New Dragon Asia Corporation (the “Company”) is in receipt of and has been working towards responding to Jill Davis’ letter dated May 2, 2006 relating to the annual report referenced above. While the Company is endeavoring to respond to the Staff’s comments in a timely manner, certain of the comments require expertise in evolving areas of accounting theory and practice. As a result, the Company has engaged the services of a consultant to assist with its response to the Staff’s comments. As the consultant is currently obtaining background documentation and explanations from the Company, the Company will not be able to respond to the Staff’s comments by May 31, 2006 as originally indicated.

As you discussed with Matthew Kepke of Loeb & Loeb LLP today, we understand that the Staff may be willing to extend the time during which the Company must respond to the comments until June 30, 2006. We would respectfully request that the Staff provide this accommodation to the Company so that our response is as correct and comprehensive as possible and reflects the necessary consideration of the issues raised by the Staff.

Please feel free to contact me at (86) 755 8831 2118 or Mitchell Nussbaum of Loeb & Loeb at (212) 407-4159 with any questions or concerns in this regard.

Sincerely,

/s/ Peter Mak
Peter Mak Chief Financial Officer

cc:	Mitchell Nussbaum Loeb & Loeb LLP